Joel D. Mayersohn                                             CHICAGO, ILLINOIS
                                                                   ______

                                                             BOCA RATON, FLORIDA
                                                                   ______

                                LAW OFFICES                    MIAMI, FLORIDA
                            ARNSTEIN & LEHR LLP                    ______

                  200 EAST LAS OLAS BOULEVARD SUITE 1700       TAMPA, FLORIDA
                    FT. LAUDERDALE, FLORIDA 33301-2240             ______
                              (954) 713-7600
                            FAX (954) 713-7700                WEST PALM BEACH,
                             www.arnstein.com                      FLORIDA
                               FOUNDED 1893                        ______

                                                              HOFFMAN ESTATES,
                                                                  ILLINOIS
                               May 13, 2008                        ______

                                                            MILWAUKEE, WISCONSIN
                                                                   ______

                                                                  MEMBER OF
                                                                INTERNATIONAL
                                                               LAWYERS NETWORK


United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

       Re:    Logica Holdings, Inc. (the "Company")
              Form S-1 Registration Statement; Filed February 11, 2008; File No. 333-149143 (the "Registration Statement")

Dear Sir or Madam:

       On behalf of the Company, we hereby submit a response to the Comment Letter issued by the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") dated March 12, 2008. The Company's response below corresponds numerically to the Comment Letter.

General
-------

       1. Please comply in your Form S-1 with the comments issued in connection with our limited review of your 2006 Form 10-KSB, to the extent applicable.

              All comments issued in connection with the Staff's review of the Company's 2006 Form 10-KSB, have, to the extent applicable, been incorporated into the Registration Statement.

       2. In your next amendment, include audited financial statements for the fiscal year ended December 31, 2007 and update your disclosure accordingly.

              We have included in Pre-Effective Amendment No. 1 to Form S-1 (File No. 333-149143) (the "Amendment") audited financial statements for the fiscal year ended December 31, 2007, and have updated the disclosure accordingly in the following sections of the Amendment:

Division of Corporate Finance
May 13, 2008
Page 2


              *      Prospectus Summary
              *      Management's Discussion and Analysis or Plan of Operation
              *      Index to Financial Statements

       3. We note that you are registering the sale of 4,895,833 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to he a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters in the filing.

              If you disagree with our analysis, please tell us in your response letter your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

              o The number of selling shareholders and the percentage of the overall offering made by each shareholder;

              o The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

              o The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

              o      Any relationships among the selling shareholders;

              o The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

              o The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

Division of Corporate Finance
May 13, 2008
Page 3


              o Whether or not any of the selling shareholders is in the business of buying and selling securities.

              We have reduced the total number of shares being registered under the Registration Statement from 4,895,833 shares of our common stock, to 2,143,314 shares of our common stock. Please see response to Comment #8 below. As a result, we believe the transaction as currently evidenced in the Amendment is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Prospectus Cover Page
---------------------

       4. Please identify the additional 100,000 issued and outstanding common shares that are registered for resale by this registration statement on your prospectus cover page. Also, in an appropriate location in the prospectus, briefly disclose how the seller of such shares acquired them and why they are included in this registration statement.

              The 100,000 issued and outstanding shares in question are no longer being registered under the Registration Statement, and have been deleted from the Amendment.

       5. Your statement that you are registering for resale shares by "persons to whom such selling stockholders may transfer their shares" appears overly broad. Please revise this statement. See
              Section V.B.1.b.i.(C) of the Securities Offering Reform release no. 33-8591 regarding the identification of selling shareholders.

              We have revised the "Prospectus Cover Page" of the Registration Statement by deleting the phrase "and the persons to whom such selling stockholders may transfer their shares."

Prospectus Summary, page 1
--------------------------

Recent Developments, page 2
---------------------------

Financings, page 2
------------------

       6. Please update the second paragraph under this section to explain what has actually happened since the date of the purchase agreement. For example, indicate that the selling shareholder did purchase the additional 250,000 shares of preferred stock. When updating your disclosure, focus on disclosing in the summary the most material terms of the financing and provide more detailed

Division of Corporate Finance
May 13, 2008
Page 4


              disclosure in the body of the prospectus. Describe the terms in plain English. Similarly, in the next subsections discussing your dispositions and acquisitions, focus on the purpose and effect of the transactions rather than highlighting the legal steps. Avoid acronyms and defined terms.

              We have updated the second paragraph under the "Prospectus Summary
              - Recent Developments - Financings" section of the Registration Statement to provide that, since the date of the purchase agreement, the Investors purchased an additional 250,000 shares of Series A Convertible Preferred Stock from us on November 7, 2007, for $250,000. Further, we have updated the disclosure in that section to focus on disclosing the most material terms of the financing, and have updated the "Business" section of the Registration Statement to provide a more detailed disclosure of the financing.

              Further, we have updated the "Prospectus Summary - Recent Developments - Dispositions" section of the Registration Statement to focus on the purpose and effect of the transactions rather than highlighting the legal steps.

              In each of the foregoing revisions, we have attempted to describe the terms in plain English and avoid the use of acronyms and defined terms.

       7. Disclose the consequences of your failure to comply with your obligation to nominate an independent board of directors within four months of the date of the purchase agreement. Also disclose the consequences of your failure to file and have declared effective this registration statement within such time period.

              We have revised the "Business" section of the Registration Statement to provide that we issued the Investors in the October 2007 Financing 187,500 shares of the Company's common stock on January 14, 2008, as liquidated damages related to our failure to timely file a registration statement pursuant to the terms of the registration rights agreement between the Company and the Investors, in consideration for which the Investors waived any further liquidated damages related to the filing of the registration statement.

              We have further revised the "Business" section of the Registration Statement to provide that the Company entered into an agreement with the Investors in the October 2007 Financing, on April 1, 2008, pursuant to which the Company issued the Investors 300,000

Division of Corporate Finance
May 13, 2008
Page 5


              shares of the Company's common stock for $30,000, and the Investors waived all rights to future liquidated damages related to the October 2007 Financing.

The Offering, page 4
--------------------

       8. Please disclose the number of shares currently outstanding that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders and the percentage of these outstanding shares that the shares registered for resale represent.

              ----------------------------------- -----------------
              Shares currently outstanding held       8,682,566
              by persons other than the selling
              shareholders, affiliates of the
              Company, and affiliates of the
              selling shareholders:

              ----------------------------------- -----------------
              Shares registered for resale:           2,143,314
              ----------------------------------- -----------------
              Percentage of shares registered
               compared to 24.69% outstanding
              shares (as stated above):
              ----------------------------------- -----------------


       9. Please disclose the total dollar value of the securities underlying the preferred shares and warrants that you have registered for resale (using the number of underlying securities you have registered for resale and the market price for those securities on the date of the sales of the preferred shares and warrants).

              As stated in our response to Comment #3 above, we have reduced the total number of shares being registered under the Registration Statement from 4,895,833 shares of our common stock, to 2,143,314 shares of our common stock, all of which underlie common stock purchase warrants. The closing market price for a share of our common stock on October 4, 2007, was $1.25. As such, the total dollar value of the 2,143,314 shares being registered in the Registration Statement is $2,679,142.45.

Risk Factors, page 6
--------------------

       10. Revise the risk factor on page six related to your need to raise additional capital to specifically discuss how the terms of the preferred shares and warrants issued in the October 2007 financing

Division of Corporate Finance
May 13, 2008
Page 6


              could make obtaining additional financing more difficult and/or expensive.

              We have revised the risk factor on page six related to our need to raise additional capital to specifically discuss the following reasons we believe the October 2007 financing might make obtaining additional financing more difficult and/or expensive: (i) no dividends may be paid with respect to common stock while the Series A Preferred Stock is outstanding, unless said dividends are paid pro rata to the holders of the preferred stock; (ii) as long as the Series A Preferred Stock is outstanding, the Company may not, without the approval of the holders of the Series A Preferred Stock, authorize or create authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Preferred Stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series A Preferred Stock; (iii) the Series A Preferred Stock is entitled to a $1.00 per share preferred distribution, prior to any distribution to holders of common stock, upon a liquidation of the Company; (iv) for a period of 5 years post closing, the Company shall be prohibited from effecting or entering into an agreement to effect any subsequent financing involving a transaction in which the Company issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of common stock either (a) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of common stock at any time after the initial issuance of such debt or equity securities, or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the common stock exclusive in all cases of stock splits, stock dividends, recapitalization and other similar rights, or, a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional shares based upon future transactions of the Company on terms more favorable than those granted to such investor in such offering;
              (v) the Company, at any time while the Series A Preferred Stock is outstanding, shall not issue rights, options or warrants to holders of common stock entitling them to subscribe for or purchase shares of common stock at a price per share less than the

Division of Corporate Finance
May 13, 2008
Page 7


              conversion rate of the Series A Preferred Stock; and (vi) the conversion rate of the Series A Preferred Stock and the Warrants is subject to a full ratchet adjustment if the Company issues shares of common stock or securities convertible into shares of common stock at an effective price per share that is less than the conversion rate of the Series A Preferred Stock (the ratchet with respect to the Series A Preferred Stock is limited to 24 months after closing); and (vii) for a period of two years from the date of the closing, the Investor shall have the right to participate in any subsequent funding by the Company on a pro rata basis at one hundred percent (100%) of the offering price.

Cautionary Statement Regarding Forward-Looking Statements, page 9
-----------------------------------------------------------------

       11. Please delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act since those provisions do not apply to forward-looking statements made in this registration statement because it relates to an initial public offering and you are an issuer of penny stock.

              We have deleted the references in the Registration Statement to
              Section 27A of the Securities Act and Section 21E of the Securities Exchange Act because those provisions do not apply.

Certain Relationships and Related Transactions, page 18
-------------------------------------------------------

       12. Disclose all material information about the loans from your major shareholder and the subsequent conversion to stock that you identify in your management's discussion and analysis on page 12.

              We have revised the "Certain Relationship and Related Transactions" section of the Registration Statement to disclose the following information with respect to the loans made to the Company by Winterman Group Limited:

              "On September 14, 2007, the Company and Winterman Group Limited ("Winterman") entered into an Open Ended Convertible Note (the "Note"). The Note provided for past and future loans of capital by Winterman to the Company, from time to time, the principal amounts of which were to accrue interest at the rate of 10% per year. Outstanding principal and interest under the Note is convertible at the election of Winterman into shares of the Company's common stock at the rate of $0.50 per share. Winterman has made the following advances to the Company under the Note, each of which was simultaneously converted into shares of the Company's common stock.

Division of Corporate Finance
May 13, 2008
Page 8


    --------------------  --------------------  -----------  ------------
                                                 Shares of
           Date of                                Common
          Advance &           Dollar Amount       Stock       Conversion
         Conversion        Advanced/Converted     Issued         Rate
    --------------------  --------------------  -----------  ------------
     September 27, 2007       $878,505.50        1,757,011       $0.50
    --------------------  --------------------  -----------  ------------
      October 10, 2007          $477,153          954,306        $0.50
    --------------------  --------------------  -----------  ------------
      October 25, 2007        $139,453.50         278,907        $0.50
    --------------------  --------------------  -----------  ------------
      October 26, 2007          $289,016          578,032        $0.50
    --------------------  --------------------  -----------  ------------
      November 9, 2007         $63,009.63         126,019        $0.50
    --------------------  --------------------  -----------  ------------
     November 28, 2007         $67,188.50         134,377        $0.50
    --------------------  --------------------  -----------  ------------
      December 3, 2007          $87,378           174,756        $0.50
    --------------------  --------------------  -----------  ------------
      December 6, 2007          $103,167          206,334        $0.50
    --------------------  --------------------  -----------  ------------
     December 13, 2007          $36,299           72,598         $0.50
    --------------------  --------------------  -----------  ------------


       13. Please confirm that there have been no prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If there have been any such transactions, disclose all material information about them.

              There have been no prior securities transactions between the Company (or any of its predecessors) and the selling shareholders,

Division of Corporate Finance
May 13, 2008
Page 9

              any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons).

       14. Please provide a materially complete description of relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If it is your view that such a description already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your review in this regard.

              There have been no relationships or arrangements in the past three years, and there are no relationships or arrangements that are to be performed in the future, between the Company (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons).

Selling Stockholders, page 19
-----------------------------

       15. Expand your disclosure of the registration rights agreement to clarify whether or not you are obligated to file additional registration statements to register additional common shares in the event of a conversion/exercise price adjustment and/or the issuance of additional preferred shares or warrants to the selling shareholders pursuant to any penalty provisions in the purchase agreement or registration rights agreement.

              We have expanded our disclosure regarding the registration rights agreement in the "Selling Stockholder" section of the Registration Statement to clarify that if, as a result of a conversion/exercise price adjustment and/or the issuance of additional preferred shares or warrants to the selling shareholders or otherwise, the Registration Statement does not cover the maximum number of shares of common stock underlying the preferred stock and warrants issued to the selling shareholders in the October 2007 Financing, the Company is required to promptly file a separate registration statement relating to said additional shares of common stock which then remain unregistered.

Division of Corporate Finance
May 13, 2008
Page 10


       16. Please provide a clear statement of the net proceeds you received from the financings (including the additional 250,000 shares of preferred stock) after deducting any payments you made to the selling shareholders or any of their affiliates. If you made any such payments other than the $15,000 due diligence reimbursement (or in the future will be obligated to make any such payments, including but not limited to any payments in connection with failures to comply with provisions of the purchase agreement or registration rights agreement), please identify and quantify them.

              We have expanded our disclosure in the "Business - Financings" section of the Registration Statement to provide (i) we received gross proceeds of $500,000 in connection with the October 2007 Financing; (ii) we paid a total of $30,000 ($15,000 in October 2007, and $15,000 in November 2007) to the Investors to cover their due diligence fees resulting in net proceeds of $470,000 from the October 2007 Financing; (iii) we issued 187,500 shares of common stock to the Investors on January 14, 2008, in satisfaction of certain accrued liquidated damages resulting from our failure to timely file a registration statement pursuant to the terms of a registration rights agreement between the Company and the Investors. All additional liquidated damages related to the October 2007 Financing were waived by the Investors under an agreement between the Company and the Investors dated April 1, 2008.

       17. Please provide tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion/exercise discounts for the securities underlying the preferred shares and warrants, with the following information disclosed separately:

              o The market price per share for the securities underlying the preferred shares and warrants on the date of the sale of the preferred shares and warrants;

              o The combined market price of the total number of shares underlying the preferred shares and warrants, calculated using the market price per share on the date of the sale of the preferred shares and warrants;

              o For each series or class of preferred shares and warrants, the conversion/exercise price per share and the number of shares underlying the preferred shares or warrants;

              o The combined conversion/exercise price of the total number of shares underlying the preferred shares and warrants; and


Division of Corporate Finance
May 13, 2008
Page 11

              o The total possible discount to market price as of the date of the sale of the preferred shares and warrants, calculated by subtracting the combined conversion price of the total number of shares underlying the preferred shares and warrants from the combined market price of the total number of shares underlying the preferred shares and warrants calculated using the market price per share on the date of the sale of the preferred shares and warrants.

              Please omit from this table the warrants that were issued with a $2.00 exercise price, as the exercise price does not represent a discount to the market price on the date of sale. If you have issued any additional preferred shares to the selling shareholders aside from the preferred shares overlying the registered shares
              (for example, if you failed to appoint an independent board or due to the failure to have this registration statement declared effective within four months of the date of the purchase agreement), include similar tabular disclosure quantifying the possible additional profit the investors could realize as a result of the conversion discounts on such additional preferred shares.

----------------------- -------------------- ------------------- -------------------- -------------
    Description of       Market Price Per     Combined Market         Combined           Total
      Securties              Share of           Price of the     Conversion/Exercise    Possible
                            Underlying        Total Number of    Price of the Total    Discount to
                        Securities on Date    Shares of Common    Number of Shares       Market
                            of Issuance       Stock Underlying     Underlying the        Price
                                               the Securities        Securities
----------------------- -------------------- ------------------- -------------------- -------------
Series A Preferred         $1.25 (common          $781,250            $250,000          $531,250
Stock 10/4/07                 stock)
----------------------- -------------------- ------------------- -------------------- -------------
Series A Preferred         $2.10 (common         $1,093,749           $250,000          $843,749
Stock 11/7/07                 stock)
----------------------- -------------------- ------------------- -------------------- -------------
Common Stock               $1.25 (common          $812,500            $468,000          $344,500
Purchase Warrants                stock)
($0.72 exercise
price) 10/4/07
----------------------- -------------------- ------------------- -------------------- -------------
Common Stock Purchase      $1.25 (common         $1,875,000          $1,500,000         $375,000
Warrants ($1.00               stock)
exercise price)
10/4/07
----------------------- -------------------- ------------------- -------------------- -------------
Common Stock (issued          $1.40               $262,500              $0.0            $262,500
as Liquidated Damages
under the
Registration Rights
Agreement)
----------------------- -------------------- ------------------- -------------------- -------------
TOTAL DISCOUNT:                                                                        $2,356,999
----------------------- -------------------- ------------------- -------------------- -------------

Division of Corporate Finance
May 13, 2008
Page 12

       18. Please disclose whether, based on information obtained from the selling shareholders, any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position, the following additional information:

              o The date on which the selling shareholder entered into that short position; and

              o The relationship on the date on which the selling shareholder entered into that short position to the date of the announcement of the purchase agreement and the filing of the registration statement (e.g., before or after the announcement, before or after the filing, etc.).

              We have revised the "Selling Stockholders" section of the Registration Statement to provide that, based on information obtained from the selling shareholders, none of the selling shareholders has an existing short position in the Company's common stock.

Description of Securities, page 20
----------------------------------

       19.    Please disclose the material terms of your outstanding warrants.

              We have revised the "Description of Securities" section of our Registration Statement to include the following description of the material terms of our outstanding warrants:

              "Common Stock Purchase Warrants

              Wall Street Consultants. On August 31, 2007, the Company issued a stock option agreement, as amended (the "Option"), to Wall Street Consultants, Inc. ("WSC"), pursuant to which WSC has the right to purchase up to 555,556 shares of the Company's common stock, at $0.72 per share, for a period of five years. The Option provides WSC with piggy-back registration rights with respect to the shares of common stock underlying the Option. The number of shares of common stock underlying the Option is adjusted in the event the underlying consulting agreement between the Company and WSC is terminated by either party. The exercise price per share and or the number and/or type of stock issuable under the Option is subject to adjustment in the event of a stock dividend, reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, or the sale of all or substantially all of the Company's assets.

Division of Corporate Finance
May 13, 2008
Page 13

              October 2007 Financing. In connection with the October 2007 Financing, the Company issued common stock purchase warrants entitling the Investors to purchase a total of 3,650,000 shares of our common stock (the "Warrants"). The Warrants are exercisable until October 4, 2011. 650,000 of the Warrants have an exercise price of $0.72 per share, 1,500,000 of the Warrants have an exercise price of $1.00 per share, and the remaining 1,500,000 Warrants have an exercise price of $2.00 per share.

              The Warrants contain a cashless exercise provision that entitles the holder to exercise the Warrants and, in lieu of making the cash payment otherwise required upon such exercise, to receive the net number of shares of common stock determined according to the following formula:

              # of Shares to be Received = (A x (B - C)) / B

               Where:     A =      the total number of shares with respect to
                                   which the Warrant is then being exercised.

                          B = the last reported sale price (as reported by Bloomberg) of the Company's common stock on the trading day immediately preceding the date of the exercise notice.

                           C = the Warrant exercise price in effect at the time of the exercise notice.

              The Investors may not effect a cashless exercise (i) for a period of one year after exercise, and (ii) at any time a registration statement covering the underlying shares is effective.

              The exercise prices of the Warrants are subject to adjustment in the event the Company effects a stock split, stock dividend, recapitalization, reorganization, consolidation, or merger.

              The exercise prices of the Warrants are subject to a full ratchet adjustment in the event the Company issues shares of its common stock at a price below the then current exercise price of the Warrants, or issues securities convertible into shares of its common stock at a conversion price below the then current exercise price of the Warrants.

              The exercise prices of the Warrants are subject to reduction on a sliding scale, by up to a maximum of 50%, in the event the Company fails to reach a certain level of earnings per share in the year ending December 31, 2008 ("EPS"). Under the formula, EPS greater than or equal to $0.154 per share will result in no adjustment,

Division of Corporate Finance
May 13, 2008
Page 14


              and EPS equal to or less than $0.077 per share will result in the reduction of 50%, the maximum reduction. Any level of EPS between $0.154 per share and $0.077 per share will result in a pro rata reduction in the exercise price of the Warrants between 0% and 50% respectively. For example, (i) EPS of $0.154 or more will result in no reduction in the exercise price of the Warrants; (ii) EPS of $0.13475 will result in a reduction in the exercise price of the Warrants by 12.5%; (iii) EPS of $0.1155 will result in a reduction in the exercise price of the Warrants by 25%; (iv) EPS of $0.09625 will result in a reduction in the exercise price of the Warrants by 37.5%; (v) EPS of $0.077 will result in a reduction in the exercise price of the Warrants by 50%; EPS of any amount less than $0.077 will result in a reduction in the exercise price of the Warrants by 25%; (vi) and so on.

              The holders of the Warrants have certain demand and piggy back registration rights with respect to the shares of common stock underlying the Warrants. The holders of the Warrants cannot exercise the Warrants to the extent that said exercise would result in the beneficial ownership by the holder of greater than 4.9% of the Company's common stock."

              Mirador Consulting. A consulting agreement entered into by the Company and Mirador Consulting, Inc. ("Mirador"), on October 31, 2007, provides Mirador with the right to purchase 50,000 shares of the Company's common stock at $2.50 per share for a period of two years, and 50,000 shares of the Company's common stock at $5.00 per share for a period of two years.

       20. Provide enhanced disclosure about the cashless exercise provisions of the warrants and the limitations thereon.

              See response to Comment #19 above.

       21. Provide enhanced disclosure about potential adjustment to the conversion/exercise prices to be specific about how the conversion/exercise prices would be adjusted in the event of certain subsequent security issuances or fiscal 2008 earnings falling below $0.154 per share.

              See response to Comment #19 above.

       22. In connection with your disclosure about conversion/exercise price adjustments and other terms of the preferred shares and warrants, discuss your need for additional financing and the efforts you have undertaken to obtain additional financing. Provide information so that investors can understand how your plans to obtain additional financing could result in adjustments to the

Division of Corporate Finance
May 13, 2008
Page 15

              conversion/exercise prices of the preferred shares and warrants or the issuance of additional securities to the selling shareholders.

              We have revised the "Description of Securities" section of the Registration Statement to state that capital to fund current operations is currently being generated through operations and from loans by a Company affiliate, Winterman Group Limited, and that additional financing is being sought by the Company. Pursuant to the terms of the agreements executed in connection with the October 2007 Financing (i) the exercise prices of the Warrants are subject to a full ratchet adjustment in the event the Company issues shares of its common stock at a price below the then current exercise price of the Warrants, or issues securities convertible into shares of its common stock at a conversion price below the then current exercise price of the Warrants; and (ii) the conversion value of the Series A Preferred Stock is subject to a full ratchet adjustment in the event the Company issues shares of its common stock at a price below the then current conversion value of the Series A Preferred Stock, or issues securities convertible into shares of its common stock at a conversion price below the then current conversion value of the Series A Preferred Stock.

Plan of Distribution, page 22
-----------------------------

       23. Tell us in your response letter whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If a selling shareholder is a broker-dealer, identify such selling shareholder as an underwriter. If either selling shareholder is an affiliate of a broker-dealer, revise your statement in the fourth full paragraph on page 23 to state, if true:

              o that such seller purchased in the ordinary course of business; and

              o at the time of the purchase of the securities to he resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

              Please be advised that none of the selling shareholder are either broker-dealers or affiliates of a broker-dealer.

Division of Corporate Finance
May 13, 2008
Page 16


Part II
-------

Item 15.  Recent Sales of Unregistered Securities
-------------------------------------------------

       24. Please provide this disclosure for all securities you have issued in unregistered transactions in the last three years in this disclosure. For example, we note that you have only included common share issuances and you have not included the issuances of the preferred stock and warrants overlying the securities registered for resale pursuant to this registration statement. Also include the names of the persons to whom the securities were sold to the extent you do not already do so. Refer to Regulation S-K Item 701.

              We have revised the "Recent Sales of Unregistered Securities" section of the Registration Statement to include a description of all of the securities we have issued in unregistered transactions in the last three years and the names of the persons to whom the securities were sold:

              * On June 21, 2005, the Company issued 5,000 shares (presplit) of its common stock to L Sullivan in consideration for $0.50 per share paid in cash.

              * On October 10, 2005, the Company issued 1,000,000 shares of its common stock to Laddcap Value Advisors and 500,000 shares of its common stock to Shadow Creek Capital LP. All stock was issued in consideration for $0.10 per share paid in cash.

              * On November 1, 2005, the Company issued 250,000 shares (presplit) of its common stock to D. Summerfield, 250,000 shares (presplit) of its common stock to W. Spiegal, 2,000,000 shares (presplit) of its common stock to W Pollack, 250,000 shares (presplit) of its common stock to S. Distefano, 250,000 shares (presplit) of its common stock to D Allen all issued in consideration for $0.10 per share paid in cash. In addition, the Company issued 500,000 shares (presplit) of its common stock to P C Consulting as compensation for services rendered in raising capital for the Company.

              * On November 21, 2005, the Company issued 150,000 shares of its common stock (presplit) to M Douglas, 75,000 shares of its common stock (presplit) to J. Calverley, 100,000 shares of its common stock (presplit) to B. Aelicks, and 250,000 shares of its common stock (presplit) to Axino All stock was issued in consideration for $0.10 per share paid in cash.

              * On November 30, 2005, the Company issued 20,000 shares of its common stock (presplit) to CreativEyedentity, 75,000 shares of its

Division of Corporate Finance
May 13, 2008
Page 17


              common stock (presplit) to F. Giarraputo and 250,000 shares of its common stock (presplit) to M. Winborn. All stock was issued in consideration for $0.10 per share paid in cash.

              * On December 12, 2005, the Company issued 500,000 shares of its common stock (presplit) to Michael Sullivan, a director of the Company and 50,000 shares of its common stock (presplit) to R. Tartagalia in consideration for $0.10 per share paid in cash.

              * On December 21, 2005 the Company issued 50,000 shares of its common stock (presplit) to Gladjay Pty Ltd and 50,000 shares of its common stock (presplit) to R. Tartagalia in consideration for $0.10 per share paid in cash.

              * On January 19, 2006, the Company issued 100,000 shares of its common stock (presplit) to D Mosher, and 200,000 shares of its common stock (presplit) to J. Briner. All stock was issued in consideration for $0.10 per share paid in cash.

              * On February 16, 2006, the Company issued 100,000 shares of its common stock (presplit) to C. Podrick in consideration for $0.50 per share paid in cash.

              * On December 15, 2006, the Company issued 225,000 shares of its common stock (presplit) to John Briner in consideration for legal services valued at $22,500.00 provided to the Company.

              * On March 21, 2007, a director of the Company, Mr. Maxwell Andrew Thomas, returned 1,000,000 preferred shares, Series "A" for no consideration and the Company cancelled the shares.

              * On March 21, 2007 the Company issued 273,671 common shares to Winterman Group Limited, for the conversion of a note held in the Company. The shares were issued at $1.50 per share.

              * On March 28, 2007 the Company issued 4,000 common shares to John Daily to satisfy amounts payable of $11,400.

              * On July 9, 2007 the Company issued 12,000,000 common shares to Winterman Group Limited for the acquisition of Plays On The Net Plc, Anne's World Limited and Curtain Rising Inc.

              * On July 16, 2007, the Company issued 100,000 common shares to Mr. Donald Kirsch for services rendered to the company valued at $ 50,000.

Division of Corporate Finance
May 13, 2008
Page 18


              * On August 20th, 2007, the Company issued 15,000 common shares Mr. Joel Mayersohn and Mr. Charles Pearlman for services rendered to the company valued at $7,500.

              * On August 31, 2007, the Company issued a stock option agreement, as amended, to Wall Street Consultants, Inc., pursuant to which Wall Street Consultants, Inc. has the right to purchase up to 555,556 common shares, at $0.72 per share, for a period of five years.

              * On September 26, 2007, the Company agreed to issue 502,772 common shares to Mr. Kevin Murray, Mrs. Sara Stockdale and Mrs. Katrina Van Bylandt for services rendered valued at $37,500 and payables amounting to $206,000.

              * On September 27, 2007, the Company issued 1,757,011 common shares to Winterman Group Limited for debt conversion at $.50 cents per share.

              * On October 4, 2007, the Company issued 250,000 shares of Series A Preferred Stock to two accredited investors for a cash payment of $250,000. Each share of Series A Preferred stock is convertible by the investor into 2.5 shares of common stock (or $0.40 per share). In connection with the financing, the Company entered issued the investors warrants to purchase the following amounts of common stock: (i) 650,000 shares of common stock exercisable at $0.72 per share; (ii) 1,500,000 shares of common stock exercisable at $1.00 per share;(iii) 1,500,000 shares of common stock exercisable at $2.00 per share. The Warrants contain cashless exercise provisions and are exercisable until October 4, 2011.

              * On October 10, 2007, the Company issued 954,306 common shares to Winterman Group Limited for debt conversion at $.50 cents per share.

              * On October 25, 2007, the Company issued 278,907 common shares to Winterman group Limited for debt conversion at $.50 cents per share.

              * On October 26, 2007, the Company issued 15,000 common shares to Richard Randall Richmond for services rendered to the company valued at $ 7,500.

              * On October 26, 2007, the Company issued 578,032 common shares to Winterman Group Limited for debt conversion at $.50 cents per share.

Division of Corporate Finance
May 13, 2008
Page 19


              * On November 7, 2007 the Company issued 250,000 shares of Series A Preferred Stock for a cash payment of $250,000. Each share of Series A Preferred stock is convertible by the investor into
              2.0833 shares of common stock (or $0.48 per share).

              * On November 9, 2007, the Company issued 400,000 common shares to Mirador Consulting Inc. for services to be rendered over a period of 12 months to the company valued at $ 200,000. The agreement further provides Mirador with the right to purchase 50,000 shares of the Company's common stock at $2.50 per share for a period of two years, and 50,000 shares of the Company's common stock at $5.00 per share for a period of two years.

              * On November 9, 2007, the Company issued 90,000 common shares to Mr. Antonio Baldassarre, Mrs. Casey Campbell, Carnyx Communications Inc., and Mr. Eric Natress for services rendered to the company valued at $ 45,000.

              * On November 28, 2007, the Company issued 134,377 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On December 3, 2007, the Company issued 174,756 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On December 6, 2007, the Company issued 206,334 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On December 13, 2007, the Company issued 72,598 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On December 31, 2007, the Company issued 555,332 common shares to Anne's Diary Inc. for debt conversion at $. 50 cents per share.

              * On January 14, 2008, the company issued 187,500 common shares to T Squared Investments LLC as part of a liquidated damages indemnity clause due to late filing of a registration statement.

Division of Corporate Finance
May 13, 2008
Page 20


              * On February 14, 2008, the Company issued 300,000 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On March 3, 2008, the Company issued 1,000,000 common shares to Anne's Diary Inc. for debt conversion at $.50 cents per share.

              * On May 7, 2008, the Company issued 300,000 common shares to T Squared Investments LLC for $0.10 per share.


                                                     Very truly yours,



                                                     /s/ Joel D. Mayersohn
                                                     ---------------------
                                                     Joel D. Mayersohn



Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.